Robert Selvi
Chief Financial Officer
2001 Logic Drive
San Jose, CA 95124-3452
(408) 752-7969 Tel
(408) 962-8181 Fax
rselvi@sonicwall.com

Via EDGAR and Facsimile

October 29, 2009

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           SonicWALL, Inc.
Form-10K for the Fiscal Year Ended December 31, 2008
Filed on March 6, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009, filed May 7, 2009 and August 7, 2009, respectively
Forms 8-K filed February 11, 2009, April 27, 2009 and July 23, 2009
File No. 000-27723

Dear Ms. Collins:

On behalf of SonicWALL, Inc. (“we” or the “company”), please find our responses to the comments regarding the above mentioned filings as contained in your letter dated October 16, 2009.  For your convenience, we have included your comment in bold type above our responses to such comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Success Factors of our Business

License and Service Revenues, page 34

1.
We note from your response to prior comment 5 that revenue from subscription license services and technical support services represented 53.3% of total revenues in fiscal 2008.  Given the significance of this revenue stream to the company’s total operations, tell us what consideration you gave to disclosing the total contract value of all of your non-cancelable subscription agreements.  See Item 101(c) (viii) of Regulation S-K.

In response to the Staff’s comments, we respectfully submit that we do not consider the non-cancelable subscription agreements to be backlog under the context of Item 101(c) (viii) of Regulation S-K.  Our subscription agreements are fixed term arrangements that are billed at the beginning of each term.  Revenue for the arrangements is taken ratably over the entitlement period.  Revenue related to any portion of the entitlement period that extends beyond the financial period ending date is reflected as deferred revenue on our balance sheet.

In addition, as of any financial period end we do not have a material level of backlog (unbilled firm orders) of non-cancelable subscription orders for which management must evaluate the portion thereof not reasonably expected to be filled within the current fiscal year.

Critical Accounting Policies and Critical Accounting Estimates

Valuation of Long-Lived Assets, Intangible Assets and Goodwill, page 37

2.
We note from your response to prior comment 2 that the company tests for goodwill impairment in “the fourth quarter of each fiscal year” and for 2008, you assessed goodwill at December 31, 2008.  Please tell us the date on which you assessed goodwill in fiscal 2007.  If your 2007 assessment was not prepared as of December 31, 2007, then please explain further how you met the requirements of paragraph 26 of SFAS 142 to perform your test of goodwill at the same time every year.  If applicable, please explain further how the company determined that the new impairment testing date is preferable.  We refer you to paragraph 17 of SFAS 154.  Also, if necessary, tell us how you considered the requirements of Item 601(b)(18) of Regulation S-K to file a preferability letter with regards to this change in the application of accounting principles.

In response to the Staff’s comments, we respectfully submit that our assessment date for impairment of goodwill in FY2007 was December 31, 2007.  In future filings we will be more specific and cite the date on which we assessed goodwill.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 61

3.
We note your response to prior comment 5 and your election to combine software licenses with services.  Please ensure that MD&A, Critical Accounting Policies and Estimates and footnote disclosures in future filings include a discussion of your basis of presentation and the reasons for such presentation.

In response to the Staff’s comments, we respectfully submit that in future filings we will include our basis of presentation and reasons for such presentation.

Item 11. Executive Compensation (Incorporated from Definitive Proxy Statement on Schedule 14A filed on April 29, 2009)

Compensation Discussion and Analysis

Elements of Compensation, page 33

4.
Your response to prior comment 11 states that the base salary and targeted annual total compensation for Messrs. Knauff and Gonzalez were “based upon survey data published by Radford, an Aon Consulting company, for comparable positions at comparably sized companies located in Northern California targeted at approximately the 60th percentile.” We note in this regard that, although your proxy statement identifies the component companies of the compensation peer group against which you benchmark base salaries and targeted total annual compensation for certain other of your named executive officers, it does not name the companies that are included in the Radford survey considered for purposes of determining elements of compensation for Messrs. Knauff and Gonzalez.

As it appears that you engage in benchmarking material elements of compensation for these named executive officers against a different (or expanded) set of companies from the compensation peer group identified in you proxy statement, please identify in your response letter and in future filings, as applicable, the component companies against whom you benchmark compensation for Messrs. Knauff and Gonzalez. (If there are numerous component companies included in the relevant Radford survey, you may wish to provide a full list in an appendix to future filings that you cross-reference in the body of the filing.) Please also explain in your response letter and in future filings, as applicable, the qualitative and quantitative factors you consider in determining that these companies are comparable to SonicWALL. See Item 402(b)(2)(xiv)of Regulation S-K and Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations on Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In response to the Staff’s comments, we respectfully submit that in establishing fiscal year 2008 cash compensation for our named executive officers we first considered publicly available information available from our peer group found in their annual proxy statements. While the information contained in those proxy statements was sufficient to benchmark base salary and targeted annual cash compensation for our other named executive officers, sufficient information was not available from those proxy statements for the positions held by Mr. Knauff and Mr. Gonzalez.

Radford provides compensation benchmarking information on an anonymous basis to its subscribers. We are a subscriber to that service. As part of our subscription we provide Radford certain compensation information regarding employees by position and/or job category and we are entitled to receive similar survey data from Radford. Because of the sensitivity of such information, survey data is provided to us as an aggregation from subscribers to the Radford service and not on an individual company basis. Radford provides survey data only if data is available from a minimum sample size.

In the case of Mr. Knauff and Mr. Gonzalez, since insufficient data was available from the proxy statements of our peer group, we commissioned Radford to provide a survey of base salary and total targeted annual cash compensation at the 60th percentile for our peer group and three additional companies, Cisco Systems, McAfee and Juniper Networks. The factors considered in using these companies as part of this Radford survey included (1) the companies have in the past been part of our peer group, (2) they each participate in market segments in which we participate, (3) they are headquartered in Northern California, (4) they are sufficiently large to have job categories similar to the positions held by Mr. Knauff and Mr. Gonzalez and (5) they are likely subscribers to the Radford salary survey service. The addition of these three companies did provide sufficient information for base salaries and total targeted compensation at the 60th percentile for the positions held by Mr. Knauff and Mr. Gonzalez and, accordingly, Radford was able to provide us with survey data for those positions.  The survey received, however, did not specify the subscriber companies from which the data was received.

Cisco Systems, McAfee and Juniper Networks are, however, companies substantially larger than SonicWALL. In order to verify that the survey data was not skewed by their inclusion into the survey, we commissioned a second survey from Radford for subscriber companies from $50 million in revenue up to $1 billion in revenue and located in Northern California; a range both below and above SonicWALL’s current annual revenue. Survey data from this larger, and not specifically identified sample group, provided additional qualitative evidence that our base salary and total targeted compensation at the 60th percentile for positions held by Mr. Knauff and Mr. Gonzalez was appropriate.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 6. Financial Instruments, page 9

5.
 Based on your response to prior comment 18, it appears that you consider the solicitation of bids for the asset backed securities on three separate occasions to be representative of quoted prices in an “active market”.  Please explain in greater detail how you concluded that these bids are representative of quotes made in an “active market” and how you determined that the transaction was not considered a distressed sale.  In this regard, tell us why you believe a few recent solicitations provide sufficient frequency and volume to provide pricing information on an ongoing basis.  We refer you to paragraph 24 of SFAS 157.  Further, tell us the number of bids obtained for each security and tell us whether such bids varied substantially over time or amongst buyers.  Also, tell us the bid-ask spread for each security.

In response to the Staff’s comments, we respectfully submit that in addition to considering paragraph 24 of SFAS 157 we also considered paragraphs 12 and 16 of FASB Staff Position No. FAS 157-4.  We reviewed the factors under paragraph 12 with mixed results on the determination of an “active” or “orderly market” for sale of securities similar to those we own.  On one hand, there is a reduction in the number of transactions, there is an increase in implied liquidity risk, and there is a significant decline of a market for new issuances.  On the other hand, we did receive repeated price quotations based on current information and the price quotations were relatively consistent in price range.  While the volume of transactions has clearly declined, transactions are still occurring.  We believe that our ability to obtain quotes on multiple dates and the consistency of the pricing indicates that transactions are occurring frequently enough to obtain reliable pricing.  It is this fact that management used to determine that while the market has declined, it is still active.  To further determine whether or not there was an “orderly market” we considered paragraph 16.  We determined that: a) we had adequate exposure to the market for a period before the measurement date to allow for usual and customary marketing activities; b) we did not solicit bids from a single market participant; c) we are not in or near bankruptcy or receivership and have no regulatory requirement to sell the securities; and d) the quoted prices were not outliers when compared with recent transactions for similar securities.  Under paragraph 16 we determined that our quotations were not distressed or forced despite the decrease in the volume and level of activity for these securities.

We obtained bids on 6 of the 8 related securities initially and then subsequently solicited bids on all 8 of the securities on two more occasions in conjunction with our assessment of fair value at June 30, 2009.  The range of pricing outcomes varied by less then 3.5% for the pool of securities taken as a whole.  To further corroborate our assessment of fair value at June 30, 2009, we engaged an independent firm to provide an appraisal of the value of the 8 securities.  The appraised value was within 4% of the fair value determined from bid solicitations.  Subsequently, and in conjunction with our fair value assessment for the period ending September 30, 2009, we obtained bids for all 8 securities which reflected a modest strengthening in the fair value of the pool of securities of 6.4 percentage points.  In the process of seeking bids for our securities we did not establish an “ask” price.  As such there were no bid-ask spreads.

Given this relatively consistent range of outcomes from the bid solicitations over time, we believe the solicitation of bids provides the most accurate assessment of the current and ongoing fair value of these securities.  We further conclude that under the guidelines of paragraph 16 of FASB Staff Position No. 157-4 the bids are “orderly” and not distressed.

If you have any questions or additional comments after reviewing our responses to your inquiries, please contact me directly.

Sincerely,

/s/ Robert Selvi

Robert Selvi
Chief Financial Officer